Amendment No. 1 to Service Agreement

between

Pacific Life Insurance Company

and

Van Eck Securities Corporation

Pacific Life Insurance Company (the “Pac Life”), on its behalf and on behalf of certain segregated asset accounts of Pac Life and Van Eck Securities Corporation (“the Distributor”), have previously entered into a Service Agreement dated February 11, 2005 (the “Agreement”). The parties now desire to amend the Agreement by this amendment (the “Amendment”).

Except as modified hereby, all other terms and conditions of the Agreement shall remain in full force and effect. Unless otherwise indicated, the terms defined in the Agreement shall have the same meaning in this Amendment.

A M E N D M E N T

For good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree to amend the Agreement as follows:

1.	Section 3 of the Agreement is deleted in its entirety and replaced with the following:

In consideration for the services to be provided by Pac Life to the Contract owners pursuant to this Agreement, the Distributor will calculate and pay, or cause one of its affiliates to pay, and Pac Life will be entitled to receive from the Distributor a fee (“Service Fee”) at an annualized rate equal to a percentage of the average daily net assets of each Fund held by the Variable Accounts during the period in which they were earned, as set forth in Exhibit A.

2.	Section 7 of the Agreement is deleted in its entirety and replaced with the following:

The Service Fee shall be calculated as an annualized percentage, as set forth in Exhibit A, of the average aggregate amount invested in the Funds under the Contracts issued by the Variable Accounts for the applicable period. The average aggregate amount shall be computed by totaling the aggregate investment (net asset value multiplied by total number of Fund shares held in the Variable Accounts) on each calendar day during the period and dividing by the total number of calendar days during the period.

3.	Exhibit A of the Agreement is deleted and replaced in its entirety with the Exhibit A attached hereto.

4.	Exhibit B of the Agreement is deleted and replaced in its entirety with the Exhibit B attached hereto.

All other terms and provisions of the Agreement not amended herein shall remain in full force and effect.

Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original.

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IN WITNESS WHEREOF, the undersigned has caused this Amendment to be executed as of December 1, 2012.

PACIFIC LIFE INSURANCE COMPANY	Attest:

By: /s/ Anthony J. Dufault	By: /s/ Jane M. Guon
Name: Anthony J. Dufault	Name: Jane M. Guon
Title: Assistant Vice President	Title: Corporate Secretary

VAN ECK SECURITIES CORPORATION	Attest:

By: /s/ Bruce J. Smith	By: /s/ Jonathan R. Simon
Name: Bruce J. Smith	Name: Jonathan R. Simon
Title: Senior Vice President	Title: Vice President

Exhibit A

Name of Fund and Service Fee Percentage

Van Eck Variable Insurance Trust

Van Eck VIP Global Hard Assets Fund Initial Class – %

Van Eck VIP Global Hard Assets Fund Class S – %

Exhibit B

Segregated Asset Accounts:

All segregated asset Accounts utilizing any Portfolio

Contracts/Policies:

All Contracts/Policies funded by the segregated asset Accounts that utilize any Portfolio.

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